 DOCUMENT TYPE SC 13G
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Name of Issuer: ERO COPPER CORP
_____________________________________________________
Title of Class
of Securities: Common Stock

CUSIP Number: 296006109

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Prudential Financial, Inc. 22-3703799

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: 104,785 See Exhibit A
6) Shared Voting Power: 5,860,285 See Exhibit A
7) Sole Dispositive Power: 104,785 See Exhibit A
8) Shared Dispositive Power: 5,860,285 See Exhibit A

9) AGGREGATE AMOUNT BENEFICIALLY OWNED: 5,965,070 See Exhibit A

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.8 See Exhibit A

12) TYPE OF REPORTING PERSON: HC

ITEM 1(a). NAME OF ISSUER:

ERO COPPER CORP

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

625 HOWE STREET SUITE 1050 VANCOUVER, British Columbia, Canada V6C 2T6

ITEM 2(a). NAME OF PERSON FILING:

Prudential Financial, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

296006109

ITEM 3. The Person filing this statement is a Parent Holding Company as defined in Section 240.13d-1(b)(1)(ii)(G) of the Securities Exchange
Act of 1934.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: 5,965,070 See Exhibit A

(b) Percent of Class: 5.8

(c) Powers                No. Of Shares

  -----------           --------------------

Sole power to vote or    104,785  See Exhibit A
to direct the vote

Shared power to vote or  5,860,285  See Exhibit A
to direct the vote

Sole power to dispose or 104,785  See Exhibit A
to direct disposition

Shared power to dispose  5,860,285  See Exhibit A
or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:

Our clients may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities which are the subject of this filing.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

See Exhibit A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, Prudential Financial, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential Financial, Inc. is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief,
Prudential Financial, Inc. certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL FINANCIAL, INC.

By:Richard Baker
Second Vice President

Date:11-14-2024
As of:9-30-2024

Exhibit A
--------------

ITEM 4. OWNERSHIP:

  Through its parent/subsidiary relationship, Prudential Financial, Inc. may be deemed the beneficial owner of the same securities as the Item 7 listed subsidiaries and may have direct or indirect voting and/or investment discretion over 5,965,070 shares.

  These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the
  Issuer.  The filing of this statement should not be construed as an admission that Prudential Financial, Inc. is, for the purposes of Sections
  13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

ITEM 7. IDENTIFICATION/CLASSIFICATION:

Subsidiaries

Number of Shares
Percentage

The Prudential Insurance Company of America
IC
254,243
0.3

Jennison Associates LLC
IA
5,710,827
5.5

PGIM, Inc.
IA
0
0.00

PGIM Quantitative Solutions LLC
IA
0
0.00

PRUCO Securities, LLC
IA
0
0.00